

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 20, 2017

<u>Via E-mail</u>
Mr. Andy Z. Fan
Chief Executive Officer
Sichuan Leaders Petrochemical Company
3904 US Highway 301 North
Ellenton, FL 34222

> **Re: Sichuan Leaders Petrochemical Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed July 25, 2017**
> **File No. 0-54820**

Dear Mr. Fan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm, page F-2

1.   Your auditor's report does not address the financial statements as of and for the year ended December 31, 2015. Please amend your Form 10-K to provide a revised auditor's report, or alternatively, include the report of your predecessor auditor, Stevenson & Company CPAs LLC for this period. We remind you that your amendment should include currently dated certifications that refer to the amended Form 10-K.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction